UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549
SCHEDULE 13G
Under the Securities Exchange Act of 1934
(Amendment No. 1)*
L&F Acquisition Corp.
(Name of Issuer)
Class A Ordinary Shares, par value $0.0001 per share
(Title of Class of Securities)
G53702109
(CUSIP Number)

October 1, 2021**
(Date of Event which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐ Rule 13d-1(b)
☑ Rule 13d-1(c)
☐ Rule 13d-1(d)
* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.
The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

** The Reporting Persons previously filed an original Schedule 13G in respect of the Issuer’s Class A Ordinary Shares, par value $0.0001 per share on November 30, 2020 (the “Original Schedule 13G”). On October 1, 2021, Corbin Capital Partners GP, LLC replaced Corbin Capital Partners Group, LLC as the general partner of each of Corbin ERISA Opportunity Fund, Ltd. and Corbin Opportunity Fund, L.P. This Amendment No. 1 to the Original Schedule 13G is being filed to reflect the fact that, as of October 1, 2021, Corbin Capital Partners Group, LLC ceased to be a reporting person, with Corbin Capital Partners GP, LLC becoming a reporting person as of that date.

CUSIP No. G53702109	13G

1	NAMES OF REPORTING PERSONS
Corbin Opportunity Fund, L.P.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a)☒
(b)☐
3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER
0

	6	SHARED VOTING POWER
990,000

	7	SOLE DISPOSITIVE POWER
0

	8	SHARED DISPOSITIVE POWER
990,000

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
990,000

10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)
☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)
5.7%

12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
PN

CUSIP No. G53702109	13G

1	NAMES OF REPORTING PERSONS
Corbin ERISA Opportunity Fund, Ltd.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a)☒
(b)☐
3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION
Cayman Islands

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER
0

	6	SHARED VOTING POWER
495,000

	7	SOLE DISPOSITIVE POWER
0

	8	SHARED DISPOSITIVE POWER
495,000

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
495,000

10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)
☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)
2.9%

12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
OO

CUSIP No. G53702109	13G

1	NAMES OF REPORTING PERSONS
Corbin Capital Partners, L.P.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a)☒
(b)☐
3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER
0

	6	SHARED VOTING POWER
1,485,000

	7	SOLE DISPOSITIVE POWER
0

	8	SHARED DISPOSITIVE POWER
1,485,000

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
1,485,000

10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)
☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)
8.6%

12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
PN

CUSIP No. G53702109	13G

1	NAMES OF REPORTING PERSONS
Corbin Capital Partners Group, LLC

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a)☒
(b)☐
3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER
0

	6	SHARED VOTING POWER
0

	7	SOLE DISPOSITIVE POWER
0

	8	SHARED DISPOSITIVE POWER
0

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
0

10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)
☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)
0%

12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
OO

CUSIP No. G53702109	13G

1	NAMES OF REPORTING PERSONS
Corbin Capital Partners GP, LLC

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a)☒
(b)☐
3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER
0

	6	SHARED VOTING POWER
1,485,000

	7	SOLE DISPOSITIVE POWER
0

	8	SHARED DISPOSITIVE POWER
1,485,000

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
1,485,000

10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)
☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)
8.6%

12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
OO

Explanatory Note

The Reporting Persons previously filed an original Schedule 13G in respect of the Issuer’s Class A Ordinary Shares, par value $0.0001 per share on November 30, 2020 (the “Original Schedule 13G”). On October 1, 2021, Corbin Capital Partners GP, LLC replaced Corbin Capital Partners Group, LLC as the general partner of each of Corbin ERISA Opportunity Fund, Ltd. and Corbin Opportunity Fund, L.P. This Amendment No. 1 to the Original Schedule 13G is being filed to reflect the fact that, as of October 1, 2021, Corbin Capital Partners Group, LLC ceased to be a reporting person, with Corbin Capital Partners GP, LLC becoming a reporting person as of that date.

Item 1.(a) Name of Issuer
L&F Acquisition Corp.
Item 1.(b) Address of Issuer’s Principal Executive Offices
150 North Riverside Plaza, Suite 5200, Chicago, Illinois 60606
Item 2.(a) Name of Person Filing
This Statement is filed on behalf of the following persons (collectively, the “Reporting Persons”):

(i)	Corbin Opportunity Fund, L.P.
(ii)	Corbin ERISA Opportunity Fund, Ltd.;
(iii)	Corbin Capital Partners, L.P.;
(iv)	Corbin Capital Partners Group, LLC; and
(v)	Corbin Capital Partners GP, LLC

Item 2.(b) Address of Principal Business Office or, if None, Residence
The address of the principal business office of each of Corbin Opportunity Fund, L.P., Corbin ERISA Opportunity Fund, Ltd., Corbin Capital Partners, L.P., Corbin Capital Partners Group, LLC and Corbin Capital Partners GP, LLC is 590 Madison Avenue, 31st Floor, New York, NY 10022.
Item 2.(c) Citizenship
Each of Corbin Capital Partners, L.P. and Corbin Opportunity Fund, L.P. is a Delaware limited partnership. Corbin ERISA Opportunity Fund, Ltd. is a Cayman Islands exempted company. Each of Corbin Capital Partners Group, LLC and Corbin Capital Partners GP, LLC is a Delaware limited liability company.
Item 2.(d) Title of Class of Securities
Class A Ordinary Shares, par value $0.0001 per share (the “Shares”).
Item 2.(e) CUSIP Number
G53702109
Item 3.    If This Statement is Filed Pursuant to Rule 13d-1(b), or 13d-2(b) or (c), Check Whether the Person Filing is a:
Not applicable.
Item 4(a). Amount Beneficially Owned:
(a)	Amount beneficially owned:

Corbin Opportunity Fund, L.P. - 990,000
Corbin ERISA Opportunity Fund, Ltd. - 495,000
Corbin Capital Partners, L.P. - 1,485,000
Corbin Capital Partners Group, LLC - 0
Corbin Capital Partners GP, LLC - 1,485,000

(b)	Percent of class:

Corbin Opportunity Fund, L.P. - 5.7%
Corbin ERISA Opportunity Fund, Ltd. - 2.9%
Corbin Capital Partners, L.P. - 8.6%
Corbin Capital Partners Group, LLC - 0%
Corbin Capital Partners GP, LLC - 8.6%

(c)	Number of shares as to which the person has:

(i) Sole power to vote or to direct the vote

Corbin Opportunity Fund, L.P. - 0
Corbin ERISA Opportunity Fund, Ltd. - 0
Corbin Capital Partners, L.P. - 0
Corbin Capital Partners Group, LLC - 0
Corbin Capital Partners GP, LLC - 0

(ii) Shared power to vote or to direct the vote

Corbin Opportunity Fund, L.P. - 990,000
Corbin ERISA Opportunity Fund, Ltd. - 495,000
Corbin Capital Partners, L.P. - 1,485,000
Corbin Capital Partners Group, LLC - 0
Corbin Capital Partners GP, LLC - 1,485,000

(iii) Sole power to dispose or to direct the disposition of

Corbin Opportunity Fund, L.P. - 0
Corbin ERISA Opportunity Fund, Ltd. - 0
Corbin Capital Partners, L.P. - 0
Corbin Capital Partners Group, LLC - 0
Corbin Capital Partners GP, LLC - 0

(iv) Shared power to dispose or to direct the disposition of

Corbin Opportunity Fund, L.P. - 990,000
Corbin ERISA Opportunity Fund, Ltd. - 495,000
Corbin Capital Partners, L.P. - 1,485,000

Corbin Capital Partners Group, LLC - 0
Corbin Capital Partners GP, LLC - 1,485,000

Item 5.  Ownership of Five Percent or Less of a Class
As of October 1, 2021, Corbin Capital Partners Group, LLC ceased to beneficially own any Shares and this Amendment No. 1 serves as an exit filing for Corbin Capital Partners Group, LLC.
Item 6.  Ownership of More than Five Percent on Behalf of Another Person
Not applicable.
Item 7.  Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company
Not applicable.
Item 8.  Identification and Classification of Members of the Group
Not applicable.
Item 9.  Notice of Dissolution of Group
Not applicable.
Item 10.   Certification
Each Reporting Person hereby makes the following certification:

By signing below the Reporting Person certifies that, to the best of its knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:  December 14, 2021

Corbin Opportunity Fund, Ltd.
By: Its:	Corbin Capital Partners, L.P. Investment Manager
By:	/s/ Daniel Friedman

Corbin ERISA Opportunity Fund, Ltd.
By: Its:	Corbin Capital Partners, L.P. Investment Manager
By:	/s/ Daniel Friedman
	Name:	Daniel Friedman
	Title:	General Counsel

Corbin Capital Partners, L.P.
By:	/s/ Daniel Friedman
	Name:	Daniel Friedman
	Title:	General Counsel

Corbin Capital Partners Group, LLC
By:	/s/ Daniel Friedman
	Name:	Daniel Friedman
	Title:	Authorized Signatory

Corbin Capital Partners GP, LLC
By:	/s/ Daniel Friedman
	Name:	Daniel Friedman
	Title:	Authorized Signatory

JOINT FILING AGREEMENT

The undersigned hereby agree that this Amendment No. 1 to the statement on Schedule 13G with respect to the Class A Ordinary Shares, par value $0.0001 of L&F Acquisition Corp. is, and any amendments thereto (including amendments on Schedule 13D) signed by each of the undersigned shall be, filed on behalf of each of us pursuant to and in accordance with the provisions of Rule 13d-1(k) under the Securities Exchange Act of 1934, as amended.

Dated:  December 14, 2021

Corbin Opportunity Fund, Ltd.
By: Its:	Corbin Capital Partners, L.P. Investment Manager
By:	/s/ Daniel Friedman

Corbin ERISA Opportunity Fund, Ltd.
By: Its:	Corbin Capital Partners, L.P. Investment Manager
By:	/s/ Daniel Friedman
	Name:	Daniel Friedman
	Title:	General Counsel

Corbin Capital Partners, L.P.
By:	/s/ Daniel Friedman
	Name:	Daniel Friedman
	Title:	General Counsel

Corbin Capital Partners Group, LLC
By:	/s/ Daniel Friedman
	Name:	Daniel Friedman
	Title:	Authorized Signatory

Corbin Capital Partners GP, LLC
By:	/s/ Daniel Friedman
	Name:	Daniel Friedman
	Title:	Authorized Signatory